March 15, 2018

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:
Chris Edwards, Special Counsel

Erin Jaskot, Special Counsel

Re:
GT Biopharma, Inc.
Registration Statement on Form S-3
Filed March 1, 2018
File No. 333-223348

Registration Statement on Form S-3
Filed March 1, 2018
File No. 333-223349

Dear Mr. Edwards:

This letter is being furnished by GT Biopharma, Inc. (the “Company”) in response to the two substantially similar comment letters, each dated March 12, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statements on Form S-3 filed March 1, 2018 (the “Registration Statements”).

In connection with this letter, the Company has filed an Amendment No. 1 to each Registration Statement (each, an “Amended Registration Statement”). The Amended Registration Statements reflect the Company’s responses to the comments from the Staff and incorporate certain other updating and conforming changes. Capitalized terms used in this letter but not otherwise defined have the meanings given to such terms in the Registration Statements. We have enclosed a courtesy package, which includes copies of the Amended Registration Statements.

Incorporation of Certain Information by Reference, page 31

1.             We note that you have incorporated by reference the annual report on Form 10-K for the fiscal year ended December 31, 2016, but do not incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2016 as required by Item 12(a)(2) of Form S-3. Please revise your registration statement so that it complies with Item 12 of Form S-3.

Response: In response to the Staff’s comment, we have incorporated by reference in the Amended Registration Statements all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as required by Item 12(a)(2) of Form S-3.

General

1.             Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to the amendment to the certificate of incorporation on July 17,2017 to change the name of the company, the Form 8-K providing Item 5.03 disclosure was not filed until July 25, 2017. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.03(a) of Form 8-K.

Response: We respectfully advise the Staff that the current report on Form 8-K that the Company filed on July 25, 2017 (the “Original 8-K”) contained an error in the effective date of the amendment to the Company’s Certificate of Incorporation changing the name of the Company from Oxis International, Inc. to GT Biopharma, Inc. (the “Name Change Amendment”). The effective date of the Name Change Amendment was July 19, 2017, not July 17, 2017. The Company has filed an amendment to the Original 8-K to reflect the correct date.

In light of this correction, we respectfully advise the Staff that the Original 8-K was filed timely. With respect to General Instruction I.A.3(b), we further advise the Staff that the Company has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the Registration Statement, other than reports that are required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.

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If you have any questions related to this letter, please contact Jenifer R. Smith of DLA Piper LLP (US), the Company’s outside counsel, at (512) 457-7037.

Sincerely,

GT BIOPHARMA, INC.

By: /s/ Steven Weldon
Steven Weldon
Chief Financial Officer

cc:
Shawn Cross, Chief Executive Officer

Jenifer R. Smith, DLA Piper LLP (US)

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